Exhibit (a)(1)(xxiv)

June 29, 2005

Subject: Last Days for MMC Stock Option Exchange

A Message from Michael A Petrullo, Senior Vice President and Chief Administrative Officer, Marsh & McLennan Companies, Inc.

The MMC Stock Option Exchange program will close at 5 p.m. U.S. Eastern time on Thursday, June 30, 2005. In order to participate in this limited time exchange program, you must submit your election by that deadline.

Our records indicate that you have not made an election under the program. If you do not intend to participate in this program, please ignore this e-mail.

Action required to complete exchange

If you wish to participate in the MMC Stock Option Exchange program, you should visit the Stock Option Exchange section of MMC PeopleLink at www.mmcpeoplelink.com, or www.mmcpeoplelink.ca in Canada, and complete your election.

Using the information on the link, you can learn about the exchange process, the general tax implications of the exchange, and how to elect to exchange the options. You'll also find questions to frequently asked questions. If you have not already done so, we encourage you to read this information carefully before deciding whether or not to participate.

If you attempted to make an election previously, you may not have fully completed the election process (i.e., you may not have clicked the final “Save” button, which is why we have no record of your election). If you wish to complete your election, you should visit the Stock Option Exchange section of MMC PeopleLink at www.mmcpeoplelink.com, or www.mmcpeoplelink.ca in Canada, enter your election, and click the “Save” button.

If your work country requires you to fax signed documentation associated with the exchange to MMC Compensation (those countries requiring signed documentation are specified on MMC PeopleLink) and are experiencing difficulty in faxing this documentation, you may use any of the following fax numbers: 212-345-4767, 212-345-3719, 212-345-6139 or 212-948-5662.

As long as you have made a timely election before the program closes on June 30, 2005 at 5 p.m. U.S. Eastern time -- either through MMC Peoplelink or via hard copy, we will accept the ancillary documentation associated with your exchange after that date.

If you have questions about the Stock Option Exchange program, you can contact MMC Global Compensation:

-By phone at 212-345-3500 until 7 p.m. U.S. Eastern time on Wednesday June 29, and from 9 a.m. to 5 p.m. U.S. Eastern time on Thursday, June 30. You will be able to leave a voice message on this extension for calls after business hours, until 5 p.m. U.S. Eastern time on June 30.

-By e-mail at MMC.Stock.Option.Group@mmc.com.

If you have forgotten your PeopleLink password or your password has expired, it may be reset either directly through the site, or by calling at 212-345-3500 until 10 p.m. U.S. Eastern time on Wednesday June 29, and from 9 a.m. to 5 p.m. U.S. Eastern time on Thursday, June 30.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission's website at www.sec.gov.

Eligible MMC optionholders may obtain, free of charge, a written copy of the tender offer statement, when available, by contacting MMC Corporate Development at (212) 345-5475.